UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2026

William Wang
Chief Executive Officer
SL Science Holding Limited
11th Floor,
No. 479 Chongyang Road,
Nangang District, Taipei, Taiwan R.O.C. 115010

Re: SL Science Holding Limited
Registration Statement on Form F-1
Filed July 31, 2026
File No. 333-297881

Dear William Wang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tyler Howes at 202-551-3370 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Arila Zhou, Esq.